HUSSMAN
    FUNDS                                               Hussman Investment Trust
                                                            Shareholder Services
                                                                  P.O. Box 46707
                                                       Cincinnati, OH 45246-0707
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October 21, 2011

                                                              FILED VIA EDGAR
                                                              ---------------
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


         Re:      Hussman Investment Trust
                  File No. 811-09911


Ladies and Gentlemen:

      Hussman Investment Trust (the "Trust"), in accordance with Rule 17g-1 under the Investment Company Act of 1940 (the "1940 Act"), hereby provides the following in connection with the Trust's fidelity bond:

     1. A copy of the current fidelity bond (the "Bond") (attached as EX99-1).

     2. A copy of the resolutions approving the Bond, which were adopted by the Board of Trustees of the Trust, including a majority of the members thereof who are not "interested persons" (as defined by the 1940 Act) of the Trust (attached as EX99-2).

     3. A copy of the Fidelity Bond Allocation Agreement, by and among the joint insureds, meeting the requirements of paragraph (f) of Rule 17g-1 (attached as EX99-3).

     Premiums have been paid through the policy period ending on July 20, 2012.

     Please contact the undersigned at 513/587-3403 if you have any questions concerning this filing.


Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary